OXBRIDGE ACQUISITION CORP.

Suite 201, 42 Edward Street

Georgetown, Grand Cayman,

P.O. Box 469, KY1-9006

Cayman Islands

August 9, 2021

VIA EDGAR

Mr. Ronald E. Alper and Ms. Stacie Gorman

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Oxbridge Acquisition Corp.
Registration Statement on Form S-1 (Registration No. 333-257998)

Dear Mr. Alper and Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Oxbridge Acquisition Corp. (the “Registrant”), hereby requests acceleration of effectiveness of its above-referenced Registration Statement to 5:00 p.m., eastern time, on August 11, 2021, or as soon as practicable thereafter. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration. The Registrant respectfully requests that you notify Curt Creely of Foley & Lardner LLP of such effectiveness by a telephone call to (813) 225-4122.

Very truly yours,

Oxbridge Acquisition Corp.

By:	/s/ Wrendon Timothy
Wrendon Timothy
Chief Financial Officer